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                                                                    EXHIBIT 23.1




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statements of First Western Bancorp, Inc. on Form S-8 (No. 33-46923) for the First Western Bancorp, Inc. 401(k) Profit-Sharing and Stock Bonus Plan, on Forms S-8 (Nos. 33-00528 and 33-50372) for the First Western Bancorp, Inc. Incentive Stock Option Plan for Key Employees and on Form S-3 (No. 33-40596), as amended, for the First Western Bancorp, Inc. Dividend Reinvestment and Additional Stock Purchase Plan of our report dated January 25, 1999, appearing in this Annual Report on Form 10-K/A of First Western Bancorp, Inc. (to be filed on or about May 13, 1999) for the year ended December 31, 1998.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
May 13, 1999